JinkoSolar Engages Ernst & Young Hua Ming
as its Independent Registered Public Accounting Firm

SHANGHAI, China, May 10, 2012 /PRNewsire - Asia/ - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company,” NYSE: JKS), a vertically integrated solar power product manufacturer, today announced that the Company has dismissed the Company’s previous independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and engaged Ernst & Young Hua Ming (“EY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012. The decision to change auditors was unanimously approved by all the directors of the Company, including all the members of the Company’s Audit Committee, on April 29, 2012.

During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, JinkoSolar and PwC did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on JinkoSolar’s consolidated financial statements. During the years ended December 31, 2010 and 2011 and through April 29, 2012, there were also no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that as of December 31, 2010, the Company did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across the Company’s entities, to identify inappropriate accounting treatment of transactions. As of December 31, 2011, the Company’s management determined that applicable controls were effectively designed and operated so as to enable the Company’s management to conclude that the previously identified material weaknesses had been remediated and the Company’s internal control over financial reporting was effective.

About JinkoSolar

JinkoSolar Holding Co., Ltd. is a vertically integrated solar power product manufacturer with cost efficient operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China; Munich, Germany; San Francisco, U.S.A.; Queensland, Australia; Ontario, Canada; Bologna, Italy; Montpellier, France; and Zug, Switzerland.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 gigawatts each for silicon ingots, silicon wafers, solar cells, and solar modules as of December 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global photovoltaic market, including Germany, Italy, France, Cyprus, Belgium, Spain, the United States, Eastern Europe, China, and other countries and regions.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," “expects,” "future," "intends," "plans," "will," and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's public filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 18, 2012, as amended on April 19, 2012. All information provided in this news release is as of May 10, 2012. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6106 1792

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5826 4939

Email: carnell@christensenIR.com

In the U.S.:

Mr. Jeff Bloker

Christensen

Tel: +1 480 614 3003

Email: jbloker@christensenIR.com